February 2, 2023

VIA EDGAR TRANSMISSION

Scott Lee, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Lee:

On October 5, 2022, the Registrant, on behalf of its proposed series, Inverse Cramer ETF and Long Cramer ETF (each a “Fund” and collectively, the “Funds”), filed amendments to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on November 23, 2022, you provided comments to the amendment to which we responded on December 13, 2022. You provided additional comments to me on December 22, 2022 and a second response letter was sent on January 10, 2023. On January 24, 2023 and January 30, 2023, you provided additional comments. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Comment 9-2: The Staff continues to question the Registrant’s position that Cramer’s absence from CNBC or Twitter for a prolonged period of time poses no risk to investors given that the Funds’ strategies are based almost entirely on Cramer’s recommendations. The Staff believes that investors are exposed to significant key person risk. Please explain what the Funds would do if Cramer were to suddenly pass away.

Response: While we understand and appreciate the Staff’s comment about the possibility of Cramer’s untimely demise or absence, we respectfully disagree that the risk should be categorized as “key person risk.” Our concern is that such terminology may result in investors misunderstanding Cramer’s role. “Key person risk,” in our view, refers to the risk of having a single portfolio manager or having one person be responsible for every investment decision of a fund. Because Cramer has no involvement with the management of the Funds, identifying him as a “key man” could be misleading.

To address the risk identified by the staff without using “key man risk” terminology, the Registrant has enhanced its disclosure of “Management Risk” as follows:

Management Risk: There is a risk that an investment technique used by the Fund’s

Scott Lee, Esq.
February 2, 2023

portfolio manager to take the opposite view of Cramer’s recommendations may fail to produce the intended result or meet the Fund’s investment objective, including if Cramer is absent from CNBC or Twitter for a prolonged period of time for any reason, including, without limitation, illness, personal leave, business or reputational disputes, or Cramer is unexpectedly incapacitated. The Fund’s shareholders may experience losses as a result.

Please note that should Cramer be absent from Twitter or CNBC for a prolonged period of time, the Funds will maintain their positions until he returns. The adviser believes that his absence should have no impact on either Fund other than the dearth of fresh ideas for the Fund. Please also note that should Cramer pass away suddenly or unexpectedly, it is anticipated that the adviser would recommend revising the Funds’ investment strategy or liquidating the Funds.

Comment 41: In the first sentence of the second paragraph under the heading “Principal Investment Strategies” of Inverse Cramer Tracker ETF, please clarify how the Fund “sells [Cramer’s] recommendations short.” Is this limited to just Cramer’s stock selections? If so, please specify given that the following sentence discusses Cramer’s market and sector views.

Response: The Registrant has amended its disclosures as follows:

The Fund’s adviser monitors Cramer’s stock selection and overall market recommendations throughout the trading day as publicly announced on Twitter or his television programs broadcast on CNBC, and sells ~~those~~ Cramer’s stock recommendations short. The Fund goes short or long on stocks or ETFs, including Index ETFs and inverse Index ETFs, to take the opposite side of Cramer’s announced market or sector view. The Fund’s portfolio is comprised generally of 20 to ~~25~~ 50 equity securities of any market capitalization of domestic and foreign issuers through American Depositary Receipts, and/or ETFs if Cramer makes market or sector recommendations. Should Cramer recommend buying any of the securities in the Fund’s portfolio, the Fund will dispose of those holdings. Should Cramer recommend selling any of the securities in the Fund’s portfolio, the Fund will keep those holdings. The adviser may also sell securities that have gone “stale”—i.e., have been held for several weeks with no further commentary by Cramer. If Cramer does not take any view on any of the securities in the Fund’s portfolio, including when he is absent from CNBC or Twitter for any reason, the adviser further retains discretion to sell positions ~~once profit or loss targets are met, or~~ if market conditions such as large swings in either direction necessitate a sale because profit or loss target are met and replace them with securities that represent the opposite side of Cramer’s announced market or sector view ~~meet the criteria of the Fund’s initial portfolio~~. Under normal circumstances, the Fund will hold positions no longer than a 5-day trading week but could hold a position longer if

Scott Lee, Esq.
February 2, 2023

Cramer continues to have a contrary opinion.

Comment 42: Please confirm that the second sentence in the same paragraph referenced in Comment 41 is accurate as rewritten. Should the disclosure say that the Fund goes short on stocks or ETFs, including index ETFs, and long on inverse Index ETFs? In addition to selling Cramer’s recommended securities short, does the Fund invest long in stocks and ETFs to take the opposite view of Cramer’s announced market or sector views and that may not have been mentioned by Cramer? If the latter, please make that point clearer. If not, please explain how the disclosure is consistent with the disclosure that if Cramer does not take any view on any of the securities in the portfolio, the adviser retains discretion to sell positions once profit or loss targets are met.

Response: The Registrant refers to its response to Comment 41. It is not true that the Fund may invest long in stocks and ETFs that were not mentioned by Cramer. Rather, it will go long in stocks and ETFs that were mentioned and not recommended by Cramer. If, after a period of time, Cramer no longer takes a position on the stock or ETF (or sector or market), the adviser retains the discretion to sell that position regardless of whether Cramer recommends holding the position.

Comment 43: Please revise the Fund’s Item 4 and Item 9 disclosures regarding the adviser’s discretion to sell positions once profit or loss targets are met so that the disclosures are consistent.

Response: The Registrant refers to its response to Comment 41.

Comment 44: Please re-draft the phrase “that meet the criteria of the Fund’s initial portfolio” as used in the second paragraph under the heading “Principal Investment Strategies.” It is still unclear to the Staff what that phrase means.

Response: The Registrant refers to its response to Comment 41.

Comment 45: Please reconsider the Funds’ disclosure of “ADRs Risk” and whether it should be focused on unsponsored ADRs. If so, please add corresponding investment strategy disclosure.

Response: The Registrant has replaced its disclosure of “ADRs Risk” with the following:

ADRs Risk. ADRs, which are typically issued by a bank, are certificates that evidence ownership of shares of a foreign company and are alternatives to purchasing foreign securities directly in their national markets and currencies. ADRs are subject to the same risks as direct investment in foreign companies and involve risks that are not found in investments in U.S. companies. In addition to the risks of investing in foreign securities discussed below, there is no guarantee that an ADR issuer will continue to offer a particular ADR. As a result, the Fund may

Scott Lee, Esq.
February 2, 2023

have difficulty selling ADRs, or selling them quickly and efficiently at the prices at which they have been valued.

Comment 46: Please add investment strategy disclosure in the Inverse Cramer Tracker ETF’s that corresponds with the Fund’s disclosure of “Emerging Markets Risk.”

Response: The Registrant has deleted the Fund’s disclosure of “Emerging Markets Risk.”

Comment 47: Please include the fourth, fifth and sixth sentences of second paragraph under the heading “Principal Investment Strategies” for the Inverse Cramer Tracker ETF from the statutory prospectus in the Fund’s summary prospectus.

Response: The Registrant notes the Staff’s general position that a Fund’s Item 4 disclosures should be a summary of its Item 9 disclosures. The Registrant believes that adding disclosure from the statutory prospectus into the summary prospectus is contrary to the Staff’s general position. Nevertheless, the Registrant refers to its response to Comment 41.

Comment 48: Please explain how the adviser may sell “stale” securities if such securities are the inverse of the Cramer’s recommendations.

Response: As noted in the Fund’s disclosure, if the Fund is holding a position it acquired because it represented the opposite of Cramer’s announced sector or market view at the time of investment, but Cramer has not repeated or referred to such sector or market view for several weeks, the adviser retains the discretion to sell such security. The adviser contends that if Cramer has not mentioned the sector or market view that was the impetus for the investment for several weeks, then the security no longer represents the inverse of Cramer’s recommendations.

Comment 49: Please consider whether the fourth sentence in the second paragraph of Long Cramer Tracker ETF’s Item 9 principal investment strategy disclosures is accurate or whether it should be revised to match the corresponding disclosure of Inverse Cramer Tracker ETF.

Response: The sentence referenced in Comment 49 is accurate. Nevertheless, the Registrant has amended its disclosures for consistency as follows:

The Fund sells securities when Cramer recommends selling the security or if, at the adviser’s discretion if Cramer takes no position on the security for over a week. The adviser further retains discretion to sell positions if market conditions such as large swings in either direction necessitate a sale because profit or loss targets are met and replace them with securities that produce a direct correlation to Cramer’s recommendations. ~~Generally, the adviser sells those securities where profit or loss targets are met, or market conditions such as large swings in either direction~~

Scott Lee, Esq.
February 2, 2023

necessitate a sale. The Fund’s portfolio generally is comprised of 20 to 50 equity securities or ETFs.

Comment 50: The Registrant previously noted that the Funds are not subject to any intellectual property or litigation risk in connection with the use of Cramer’s name. Please consider whether the Funds are subject to any intellectual property or litigation risk in connection with their use of Cramer’s recommendations and revise the Funds’ disclosures accordingly.

Response: The Registrant has given the Staff’s comment careful consideration and continues to believe that the theoretical possibility of intellectual property challenges or litigation risk arising from using Cramer’s publicly stated and disseminated stock recommendations does not merit risk disclosure of such lawsuits. Cramer’s recommendations are provided for the very purpose of encouraging the financial gain of Cramer’s audience on CNBC or Twitter. That audience is not exclusive, i.e., no one is in contractual privity with Cramer to receive the recommendations distributed on those channels. The Funds’ disclosures clearly state that their investment ideas originate from Cramer’s public statements on CNBC or Twitter. The Registrant therefore believes that the Funds do not need permission from Cramer or CNBC to either follow, or take the opposite view of, Cramer’s recommendations made to the public. In addition, the Registrant is not aware of any legal theory by which Cramer or CNBC would support a claim that his public recommendations are property protected by intellectual property laws and that a fund making investments related to those statements would be infringing on any intellectual property rights that belong to Cramer or CNBC.

Comment 51: Please include “Key Person Risk” in the Funds’ disclosure of their principal investment risks that addresses unanticipated events including, without limitation, Cramer’s death, business disputes, events that impact Cramer’s reputation, or other events that could adversely affect shareholders or lead them to experience substantial losses.

Response: The Registrant refers to its response to Comment 9-2.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench